Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly Listed Company

ANNUAL GENERAL STOCKHOLDERS' MEETING

Final summarized voting map

Pursuant to CVM Instruction No. 481/09, **Itaú Unibanco Holding S.A.** ("Company") discloses the final summarized voting map related to the consolidation of voting instructions given by underwriters and of voting instructions given directly by the Company for each item presented in the remote voting form, about the matters submitted for resolution at its Annual General Stockholders' Meeting held on April 24, 2019 at 11:00 a.m. in the City of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, is presented below:

Item	Description	Candidates	Voting	Number of shares	% over total voting
1	Take cognizance of the Management Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Audit Committee Report, and examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2018:		Approve	4,574,887,973	99.9945
			Reject	21	0.0000
			Abstain	251,604	0.0055
2	Resolve on the allocation of net income for the fiscal year as detailed in the General Stockholders' Meeting Manual available at: https://www.itau.com.br/relacoes-com-investidores/listgroup.aspx?idCanal=Sqjrl1eBRjH/MQgu2IIC3Q==&linguagem=en		Approve	4,574,286,228	99.9813
			Reject	21	0.0000
			Abstain	853,349	0.0187
3	Fix the number of members who will comprise the Board of Directors in eleven (11) as proposed by the controlling shareholders:		Approve	4,574,214,894	99.9798
			Reject	71,355	0.0016
			Abstain	853,349	0.0187
4	Do you want to request the adoption of the multiple vote process for the election of the Board of Directors, pursuant to Article 141 of Law No. 6,404 of 1976?		Yes	2,160,728	14.8334
			No	8,054,061	55.2910
			Abstain	4,351,898	29.8757
5	Election of the Board of Directors by candidate - Total members to be elected: 11 Nomination of candidates to the Board of Directors (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election)	Alfredo Egydio Setubal	Approve	4,573,932,165	99.9736
			Reject	146,763	0.0032
			Abstain	1,060,670	0.0232
		Ana Lúcia de Mattos Barretto Villela	Approve	4,574,033,378	99.9758
			Reject	45,550	0.0010
			Abstain	1,060,670	0.0232
		Fábio Colletti Barbosa (Independent member)	Approve	4,574,078,828	99.9768
			Reject	100	0.0000
			Abstain	1,060,670	0.0232
		Gustavo Jorge Laboissière Loyola (Independent member)	Approve	4,574,007,473	99.9753
			Reject	-	-
			Abstain	1,132,125	0.0247
		João Moreira Salles	Approve	4,574,007,473	99.9753
			Reject	100	0.0000
			Abstain	1,132,025	0.0247
		José Galló (Independent member)	Approve	4,574,038,928	99.9759
			Reject	39,900	0.0009
			Abstain	1,060,770	0.0232
		Marco Ambrogio Crespi Bonomi (Independent member)	Approve	4,574,007,473	99.9753
			Reject	-	-
			Abstain	1,132,125	0.0247
		Pedro Luiz Bodin de Moraes (Independent member)	Approve	4,574,078,828	99.9768
			Reject	-	-
			Abstain	1,060,770	0.0232
		Pedro Moreira Salles	Approve	4,574,078,928	99.9768
			Reject	-	-
			Abstain	1,060,670	0.0232
		Ricardo Villela Marino	Approve	4,570,891,328	99.9071
			Reject	3,187,600	0.0697
			Abstain	1,060,670	0.0232
		Roberto Egydio Setubal	Approve	4,574,078,828	99.9768
			Reject	-	-
			Abstain	1,060,770	0.0232
6	If the multiple voting process is adopted, do you want to distribute the vote adopted as the same percentage to the candidates?		Yes	6,855,973	47.0661
			No	-	-
			Abstain	7,710,714	52.9339
7	View of all candidates for the assignment of the % (percentage) of votes to be attributed	Alfredo Egydio Setubal		562,670	8.5249
		Ana Lúcia de Mattos Barretto Villela		571,879	8.6644
		Fábio Colletti Barbosa (Independent member)		571,872	8.6643
		Gustavo Jorge Laboissière Loyola (Independent member)		571,872	8.6643
		João Moreira Salles		571,879	8.6644
		José Galló (Independent member)		571,872	8.6643
		Marco Ambrogio Crespi Bonomi (Independent member)		571,879	8.6644
		Pedro Luiz Bodin de Moraes (Independent member)		572,221	8.6696
		Pedro Moreira Salles		572,221	8.6696
		Ricardo Villela Marino		572,221	8.6696
		Roberto Egydio Setubal		572,221	8.6696

8	Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance with Article 141, paragraph 4, I, of Law No. 6,404 of 1976? (*)		Yes	1,000	0.0094
			No	1,310,613	12.3174
			Abstain	9,328,768	87.6733
9	Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors: If neither stockholders with voting rights nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of preferred shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*)		Yes	8,654,863	81.3398
			No	1,179,743	11.0874
			Abstain	805,775	7.5728
10	Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance to Article 141, paragraph 4 II of Law No. 6,404 of 1976? (*)		Yes	266,945,033	36.0851
			No	97,715,380	13.2090
			Abstain	375,105,218	50.7060
11	Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors: If neither voting stockholders nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of voting shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*)		Yes	610,487,446	82.5244
			No	123,938,871	16.7538
			Abstain	5,339,314	0.7218
12	Election of the Fiscal Council by candidate - Total members to be elected: 2 Nomination of candidates to the Fiscal Council (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election)	Alkimar Ribeiro Moura (effective) / João Costa (substitute)	Approve	4,574,260,767	99.9808
			Reject	-	-
			Abstain	878,831	0.0192
		José Caruso Cruz Henriques (effective) / Reinaldo Guerreiro (substitute)	Approve	4,574,260,767	99.9808
			Reject	-	-
			Abstain	878,831	0.0192
13	Separate election of the Fiscal Council - Preferred shares Nomination of candidates to the Fiscal Council by stockholders holding preferred shares without voting or restricted voting rights	Eduardo Azevedo do Valle (effective) / Debora Santille (substitute)	Approve	1,328,226,469	94.2843
			Reject	6,971,052	0.4948
			Abstain	73,549,201	5.2209
14	Resolve on the amount allocated to the overall compensation of the members of the Company's Board of Officers and Board of Directors in the total amount of R$380,000,000.00:		Approve	4,565,324,795	99.7855
			Reject	1,953,307	0.0427
			Abstain	7,861,496	0.1718
15	Resolve on the monthly individual compensation of R$15,000.00 to effective members and R$6,000.00 to alternate members of the Fiscal Council:		Approve	4,574,286,249	99.9813
			Reject	100	0.0000
			Abstain	853,249	0.0186

(*) This refers to the ownership interest held uninterruptedly over the period of three months, at least, immediately prior to the General Stockholders' Meeting, as provided for in paragraph 6 of Article 141 of Law No. 6,404/76.

São Paulo-SP, April 24, 2019.

ALEXSANDRO BROEDEL
Group Executive Finance Director and Head of Investor Relations